UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1):

☐	Merger

☒	Liquidation

☐	Abandonment of Registration (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Eagle Growth and Income Opportunities Fund

3.	Securities and Exchange Commission File No.: 811-22839

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒ Initial Application ☐ Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

227 West Monroe Street, Suite 3200
Chicago, IL 60606

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Nicole M. Runyan
Proskauer Rose LLP
Eleven Times Square
New York, NY 10036
212.969.3361

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with Rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

First Eagle Alternative Credit, LLC

227 West Monroe Street, Suite 3200

Chicago, IL 60606
(312) 702-8199

Note: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

☒	Management company;

☐	Unit investment trust; or

☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☐ Open-end ☒ Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

First Eagle Alternative Credit, LLC 227 West Monroe Street, Suite 3200 Chicago, IL 60606

Eagle Asset Management, Inc. 880 Carillon Parkway St. Petersburg, FL 33716

Four Wood Capital Advisors LLC 33 Plymouth Street Montclair, NJ 07042

Recon Capital Partners LLC 1 Landmark Square 8th Floor Stamford, CT 06901[1]

[1]	Address taken from Recon Capital Partners LLC's final Form ADV filed with the Commission on March 5, 2018 (CRD No. 159657, SEC No. 801-79880).

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

Not applicable.

13.	If the fund is a unit investment trust ("UIT") provide:

	(a)	Depositor's name(s) and address(es):

	(b)	Trustee's name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐ Yes ☒ No

If Yes, for each UIT state:
Name(s):

File No.: 811-______

Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes ☐ No

If Yes, state the date on which the board vote took place: May 27, 2020

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☐ Yes ☒ No

If Yes, state the date on which the shareholder vote took place:

If No, explain: Under the fund's Amended and Restated Agreement and Declaration of Trust, as amended to date, shareholder approval is not required to liquidate and dissolve the fund.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒ Yes ☐ No

(a)	If Yes, list the date(s) on which the fund made those distributions: August 3, 2020; August 24, 2020; and November 20, 2020

(b)	Were the distributions made on the basis of net assets?

☒ Yes ☐ No

(c)	Were the distributions made pro rata based on share ownership?

☒ Yes ☐ No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in-kind?

☐ Yes ☒ No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

☐ Yes ☒ No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund's shareholders?

☐ Yes ☒ No*

* Cash in the amount specified in Item 20(a) is being retained by the fund as it continues to wind down its operations, in order to satisfy ongoing payment obligations in order to complete its liquidation and termination process. The fund also is seeking reimbursement of certain expenses from its insurers and the payment of certain foreign tax reclaims. In the event that the fund receives additional assets from insurance reimbursements and/or foreign tax reclaim payments and to the extent retained assets exceed actual expenses, it will make one or more additional liquidating distributions to shareholders. None of the fund's current or prior investment advisers or any of their respective "affiliated persons" (as defined in the Investment Company Act of 1940, as amended) will receive any fee or other payment, directly or indirectly, from the remaining assets; provided, however, that pro rata distributions by the fund to its shareholders shall be permissible.

If No,

(a)	How many shareholders does the fund have as of the date this form is filed? Three shareholders of record.

(b)	Describe the relationship of each remaining shareholder to the fund: The shareholders of record are Four Wood Capital Partners LLC (an affiliate of the fund's former investment adviser, Four Wood Capital Advisors LLC), Eagle Asset Management, Inc. (the fund's former sub-investment adviser) and Cede & Co.

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☒ Yes* ☐ No

*See response to Item 18. There may be additional distributions in the event additional assets are received.

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders: As noted in response to Item 18, the fund is seeking reimbursement of certain expenses from its insurers and the payment of certain foreign tax reclaims and has retained a limited amount of assets, in cash, as it continues to wind down its operations, in order to satisfy ongoing payment obligations in order to complete its liquidation and termination process. In the event that the fund receives additional assets from insurance reimbursements and/or foreign tax reclaim payments and to the extent retained assets exceed actual expenses, it will make one or more additional liquidating distributions to shareholders.

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed? (See question 18 above)

☒ Yes* ☐ No

*See response to Item 18.

If Yes,
(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed: Cash assets in the amount of $1,658,038.

(b)	Why has the fund retained the remaining assets? The fund has retained assets as it continues to wind down its operations, in order to satisfy ongoing payment obligations in order to complete its liquidation and termination process.

(c)	Will the remaining assets be invested in securities?

☐ Yes ☒ No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☒ Yes ☐ No

If Yes,

(a) Describe the type and amount of each debt or other liability: Accrued and estimated expenses for service provider payables.

(b) How does the fund intend to pay these outstanding debts or other liabilities? The fund has cash assets in the amount of $1,658,038 retained.

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

(i) Legal expenses: $1,030,871

(ii) Accounting expenses: $0

(iii) Other expenses (list and identify separately):

Board-related Expenses $29,500

Insurance: $723,225

Transfer/Exchange Agent Expenses: $8,000

(iv) Total expenses (sum of lines (i)-(iii) above): $1,791,596

(b)	How were those expenses allocated? The fund paid all liquidation expenses.

(c)	Who paid those expenses? The fund paid all liquidation expenses.

(d)	How did the fund pay for unamortized expenses (if any)? Not applicable

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐ Yes ☒ No

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.           Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐ Yes ☒ No*

* On September 16, 2020, a shareholder in the fund initiated litigation (the "Action") in the Supreme Court of the State of New York for New York County, asserting claims derivatively on behalf of the fund and individually on behalf of a putative class of all shareholders of the fund against the fund's former investment adviser, Four Wood Capital Advisors LLC, and its parent, Four Wood Capital Partners LLC (collectively, "Four Wood").  Four Wood had threatened various claims against the fund, the fund's independent trustees and First Eagle Alternative Credit, LLC, the fund's current investment adviser, based on a variety of legal theories as a result of a decision by a majority of the fund's trustees, after months of review, to pursue a strategic alternative for the fund other than the one for which the fund's former investment adviser would have received compensation.  The Action was captioned Goldstein v. Four Wood Capital Advisors LLC, et al., Index No.654498/2020.  The Action sought entry of a declaratory judgment that Four Wood had no claim against the fund or its independent trustees in connection with the former advisory relationship or otherwise, as well as other forms of relief including recovery of damages and attorney fees from Four Wood.  The fund was named as a nominal defendant in the complaint due to the Action's derivative nature, but no relief was sought from the fund.  On November 19, 2020, the plaintiff filed a request for court approval of discontinuance of the Action as moot.  On November 23, 2020, the court approved discontinuance of the Action, and the Action was discontinued as moot and without prejudice.  The fund has agreed to reimburse plaintiff's reasonable attorney fees and other legal costs, in the amount of $39,729.90, in connection with the Action.

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐ Yes ☒ No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a)	State the name of the fund surviving the Merger:

(b)	State the Investment Company Act file number of the fund surviving the Merger: 811-______

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Eagle Growth and Income Opportunities Fund, (ii) she is the Secretary of Eagle Growth and Income Opportunities Fund and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.

/s/ Jennifer Wilson
Jennifer Wilson